101 South Queen Street
Martinsburg, West Virginia 25401
(304) 263-0836

7000 Hampton Center, Suite K
Morgantown, West Virginia 26505
(304) 285-2500

333 West Vine Street, Suite 1700
Lexington, Kentucky 40507-1639
(859) 252-2202
600 Quarrier Street Charleston, West Virginia 25301 Post Office Box 1386 Charleston, West Virginia 25325-1386 (304) 347-1100 www.bowlesrice.com	480 West Jubal Early Drive Suite 130 Winchester, Virginia 22601 (540) 723-8877 5th Floor, United Square 501 Avery Street Parkersburg, West Virginia 26101 (304) 485-8500

Amy J. Tawney Telephone — (304) 347-1123 Facsimile — (304) 343-3058	November 13, 2007	E-Mail Address: atawney@bowlesrice.com

Mr. H. Christopher Owings Assistant Director United States Securities & Exchange Commission Division of Corporation Finance 100 F Street, NE Mail Stop 3561 Washington, DC 20549-3561	VIA FEDERAL EXPRESS

Re:	MH&SC, Incorporated
Amendment No. 5 to Registration Statement on Form SB-2 File No. 333-141010

Dear Mr. Owings:

On behalf of MH&SC, Incorporated (“MH&SC”), we hereby submit the following responses to your comment letter dated August 31, 2007.

MH&SC, Inc. Consolidated Financial Statements, page F-19

Notes to Consolidated Financial Statements, page F-25

Note 2 - Summary of Significant Accounting Policies, page F-25

Goodwill and Other Intangible Assets, page F-28

1. We reviewed your response to our prior comment 1 that you valued My Health & Safety Supply Company using one year of anticipated gross margin. We are not in a position to agree that your methodology results in an amount that approximates fair value. Please tell us your basis in GAAP for using this methodology rather than the present value of estimated futures cash flows, which is often viewed as the best available technique if quoted market prices are not available. Please tell us your basis for using only one year of anticipated operating results. Please be advised that future cash flows should take into account other factors outside of gross margin such as selling, general and administrative costs and capital expenditures required to execute your business plan. Please revise your fair value calculation and the impairment amount as necessary. Refer to paragraphs 23 through 25 of SFAS No. 142 and FASB Statement of Concepts 7.

H. Christopher Owings
Assistant Director
United States Securities & Exchange Commission
November 13, 2007

Answer: The Company retained Mercer Capital Management, Inc. (“Mercer Capital”) to measure the fair value of the Company’s goodwill. Mercer Capital determined the fair value based on definitions established in SFAS 157 and used the approach to measure the fair value of the reporting unit. As a result of the valuation performed by Mercer Capital, the Company restated its financial statements for the period ended December 31, 2006 to account for the impairment of $168,888 of goodwill associated with the acquisition of My Health & Safety Supply Company, LLC and amended Note 2 to its financial statements to this impairment.

I have enclosed a copy of Mercer Capital’s report for your review.

Amendment No. 5 to Form SB-2 includes the Company’s unaudited financial statements for the period ended September 30, 2007.

I have enclosed two black-lined copies of Amendment No. 5 to Form SB-2 and two clean copies of Amendment No. 5 to Form SB-2 to expedite your review.

If you have any questions, please feel free to contact me.

Very truly yours,
/s/ Amy J. Tawney
Amy J. Tawney

AJT/jam
Enclosures
cc: Cory Heitz

MERCER CAPITAL

Headquarters
5860 Ridgeway Center Parkway
Suite 400
Memphis, Tennessee 38120
901.685.2120
Fax 901.685.2199

Midwest Office
511 South 5th Street, Suite 206
Louisville, Kentucky 40202
502.585.6340
Fax 502.585.6345

www.mercercapital.com

Fair Value
Calculations of

MH&SC, Inc.

as of
December 31, 2006

Report Dated
October 25, 2007

Business Valuation • Investment Banking

www.mercercapital.com

MERCER CAPITAL

Headquarters
5860 Ridgeway Center Parkway
Suite 400
Memphis, Tennessee 38120
901.685.2120
Fax 901.685.2199

Midwest Office
511 South 5th Street, Suite 206
Louisville, Kentucky 40202
502.585.6340
Fax 502.585.6345

October 25, 2007

Mr. Cory Heitz
Chief Executive Officer
MH&SC, Inc.
3505 Castlegate Ct.
Lexington, Kentucky 40502

Dear Mr. Heitz:

The enclosed analysis has been developed for the exclusive and confidential use of MH&SC, Inc. The report has been prepared by Mercer Capital Management, Inc. and was made by and/or under the direct supervision of the undersigned.

We hereby certify that, to the best of our knowledge and belief, the statements of fact contained in this report are true and correct, and this analysis has been prepared in conformity with the *Principles of Appraisal Practice and Code of Ethics* of the American Society of Appraisers ("The Society"). The reported analyses and calculations are limited only by the reported assumptions and limiting conditions, and represent our personal, unbiased, professional analysis.

Sincerely yours,

MERCER CAPITAL

Travis W. Harms, CFA, CPA/ABV
Vice President

B. Patrick Lynch
Financial Analyst

Business Valuation • Investment Banking

Table of Contents

INTRODUCTION ---------- **1**

ASSIGNMENT DEFINITION ---------- 1
SUMMARY BUSINESS DESCRIPTION ---------- 2
ESTIMATION OF VALUE ---------- 2
STANDARD OF VALUE ---------- 2

OVERVIEW OF THE COMPANY ---------- **3**

PRESENTATION OF FINANCIAL STATEMENTS ---------- **4**

MH&SC, Inc. ---------- 4
MHSSC ---------- 5

ESTIMATION OF VALUE ---------- **5**

MH&SC GOODWILL ---------- **6**

EXHIBITS

APPENDICES

i

MH&SC, Inc.

INTRODUCTION

Assignment Definition

Mercer Capital Management, Inc. ("Mercer Capital") has been engaged to render the following business valuation services:

Client Name	MH&SC, Inc. ("the Company")
Business Name	My Health and Safety Supply Company ("MHSSC" or "the Subsidiary")
Type of Entity	Wholly-owned subsidiary of MH&SC, Inc.
Standard of Value	Fair Value as defined in SFAS 157
Effective Date	As of December 31, 2006
Purpose & Intended Use	Determination of Fair Value of reporting units, for purposes of performing goodwill impairment test prescribed by SFAS 142
Scope of Work[1]	Calculations

We have relied upon the referenced information without independent verification. These calculations are therefore dependent upon the information provided. A material change in critical information relied upon in this analysis would be cause for a reassessment to determine the effect, if any, upon our analysis. An overview of the appraiser qualifications can be found in Appendix A.

---

1 American Society of Appraisers, *ASA Business Valuation Standards©* as revised (Revision published November 2005), "BVS-I, General Requirements for Developing a Business Valuation©," pp. 4-7. As defined in BVS-I, there are three scopes of work which include: 1) Appraisal; 2) Limited Appraisal; and 3) Calculations. The objective of calculations is to provide an approximate indication of value based upon the performance of limited procedures agreed upon by the appraiser and the client. Calculations have the following qualities:

- Their results may be expressed as either a single dollar amount or a range.
- They may be based upon consideration of only limited relevant information.
- The appraiser performs only limited information and analysis procedures.
- The calculations may be based upon conceptual approaches agreed upon with the client.

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Page 1

MH&SC, Inc.

Summary Business Description

MHSSC, a wholly owned subsidiary of MH&SC, Inc., markets personal health care products over the internet. For the fiscal year ended December 31, 2006, MHSSC reported net sales of $356,000 and an operating loss of $54,000.

Estimation of Value

The conclusion of value is summarized below. This opinion is rendered in the context of the specific assignment previously defined.

Estimation of Value	
Fair Value of Goodwill:	**$31,000**
Impairment Charge:	**$169,000**

Standard of Value

Fair value is defined in SFAS 157 as: "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."[2] In this context, the price is based upon a hypothetical transaction for the subject asset or liability at the measurement date, considered from the perspective of a market participant. A market participant is defined as 1) an unrelated party, 2) knowledgeable of the subject asset, 3) able to transact, and 4) motivated but not compelled to transact.[3]

When measured as the price that would be received to sell an asset, fair value essentially represents the *exit price* of the subject asset for a market participant in the *principal* or *most advantageous* market. Specification of the principal or most advantageous market provides boundaries for the assumed collection of market participants; fair value is determined within the context of the most active market for a given asset, or in the absence of such a market, the market within which one could expect to maximize the amount received for the asset.[4]

2 SFAS 157, paragraph 5.

3 SFAS 157, paragraph 10.

4 SFAS 157, paragraph 8.

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MH&SC, Inc.

SFAS 157 states that valuation techniques consistent with the market approach, income approach, and/or cost approach should be used to measure fair value.[5] Inputs to the various valuation techniques may be either observable or unobservable, implemented according to the FASB fair value hierarchy which prioritizes inputs into three broad levels.

- Level 1 inputs are observable quoted prices in active markets for identical assets;
- Level 2 inputs generally include observable quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not active; and,
- Level 3 inputs are unobservable inputs that are developed based upon the best information available under the circumstances, which might include the reporting entity's own data.

Unobservable inputs should reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.[6]

OVERVIEW OF THE COMPANY

MHSSC was established in October 2003 to market personal healthcare products over the internet. Currently, the Company sells adult incontinence products, support stockings, sleep-aid products, post-mastectomy breast enhancement devices, and electric scooters through a network of inter-linked company websites (the main website is www.my-healthandsafety.com). The Company relies on third-party distributors to supply products and fulfillment on an "as needed" basis. The Company primarily relies on two such suppliers; in recent periods HD Smith and Surgical Appliance Industries have provided products and fulfillment corresponding to approximately 80% and 15%-20% of total Company revenue, respectively.

The Company markets its products primarily through various internet search engine pay-per-click ("PPC") programs and listing products on Amazon.com. Management indicated that the Google PPC program has yielded the most significant website traffic and now represents 80% of the Company's marketing resources. Other significant marketing efforts include regular listing submissions to search engines and a new customer gift program where every new customer receives a refrigerator magnet bearing the MHSSC logo and contact information.

---

5 SFAS 157, paragraph 18.

6 SFAS 157, paragraphs 22 – 30.

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Page 3

MH&SC, Inc.

In recent years, incontinence products and support stockings have generated a significant portion of the Company's total revenue, contributing approximately 65% and 30% in 2006, respectively. Management indicated the Company faces competition from both traditional and e-commerce retailers. Significant internet retailers that compete in the Company's primary product lines include For Your Legs (www.foryourlegs.com), Support Hose Store (www.supporthosestore.com), and Home Delivery Incontinence Services (www.hdis.com). Many traditional retailers now also sell products over the internet, and include national drug store chains such as CVS and Walgreens.

PRESENTATION OF FINANCIAL STATEMENTS

Exhibits 1-6 present historical financial statements and related analyses of MH&SC, Inc. for fiscal 2006 and of MHSSC for fiscal 2004 to 2006. The exhibits are summarized below for ease of reference.

Exhibit 1	Historical Balance Sheets
Exhibit 2	Historical Percentage Balance Sheets
Exhibit 2a	Year-to-Year Growth in Balance Sheet Components
Exhibit 3	Historical Income Statements
Exhibit 3a	Supplemental Notes to Income Statement
Exhibit 4	Historical Percentage Income Statements
Exhibit 4a	Supplemental Notes to Percentage Income Statements
Exhibit 4b	Year-to-Year Growth in Income Statement Components
Exhibit 5	Reconciliation of Shareholders' Equity
Exhibit 6	Historical Cash Flow Statements

MH&SC, Inc.

For fiscal 2006 year-end, MH&SC reported net equity of $21,000 on total assets of $138,000, and a negative working capital balance of $111,000. Goodwill, the most significant asset on the balance sheet, was reported at $130,000, which represented impairment of $70,000 from its initial carrying value of approximately $200,000. The goodwill arose from the acquisition of MHSSC in October 2006 for reported purchase consideration of $200,000. Significant liabilities included a note payable to the prior ownership of MHSSC of $75,000 related to its purchase in October 2006 and accounts payable of $37,000. The term of the note was scheduled to mature in January 2007, and subsequent to the valuation date, MH&SC paid the note in full.

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MH&SC, Inc.

MHSSC

Note that the MHSSC fiscal 2004 and 2005 financial information summarizes audited financial statements, while the fiscal 2006 information summarizes unaudited internal financial statements; year-to-year comparisons of financial performance should be considered with caution.

The Company has not reported positive operating income in any year of historical operation. While the significant net sales growth in recent years has outpaced growth in operating expenses, the Company still reported an operating loss margin of -18.7% for fiscal 2006.

MHSSC has achieved the most sales growth in recent years in its incontinence and support hose products, which now generate approximately 95% of total revenue. Advertising expense has been the largest operating expense in each year of operation, but other significant operating expense items include management compensation (reported as commissions and consulting fees), professional fees, and G&A expenses. Note that professional fees for 2004 and 2005 reflect bookkeeping charges to a related entity of approximately $1,500 per month, while 2006 does not. Management indicated that the charges for 2004 and 2005 do not represent market rates which would be on the order of $3,000 per month. The reporting of the below-market bookkeeping expense effectively understates the magnitude of the operating losses for 2004 and 2005.

ESTIMATION OF VALUE

Valuation calculations are presented on Exhibits V-1 to V-3 and discussed below. The cost approach is presented in Exhibit V-1 and estimates the fair value of a reporting unit based on the sum of the fair value of the net assets of the reporting unit. This approach is of limited usefulness for goodwill impairment testing purposes because goodwill is by definition a residual value. Market value indications for small internet retailers are not readily available, so we have estimated the fair value of MHSSC using the income approach.

In our judgment, in consideration of the Company's historical financial performance and expectations for revenue growth, a relevant market participant would determine the value of the Company based on its future earning potential. Revenue projections for the Company provided by management anticipate revenue of $625,000 for fiscal 2008, which appears reasonable given historical revenue growth and management plans for expanding product offerings.

According to the 2007 *Annual Statement Studies* published by Risk Management Association ("RMA"), internet retailers classified under North American Industry Classification System ("NAICS") #454111 with annual sales of $25 million or greater report an average operating margin of 1.5%. In consideration of anticipated margin expansion associated with the expected increase in sales volume, we have assumed the Company's financial performance will improve to an operating margin on the order of 1.5% for fiscal 2008, which implies 2008 operating income of approximately $9,000. In our judgment, a market participant would price the Company at an operating income multiple on the order of 5x at that time, which implies a value on the order of $47,000.

MERCER CAPITAL

Page 5

MH&SC, Inc.

While the Company expects significant revenue growth in the near term, an investment in the Company would carry substantial risk. Significant risk factors include the Company's limited and unprofitable operating history, significant reliance on a single supplier, limited capital position, and competitive disadvantages related to brand recognition and access to superior supplier pricing terms. In consideration of the growth and risk profile of the Company, in our judgment a relevant market participant would discount the expected Company value on December 31, 2008 to the present at a discount rate on the order of 20% which implies a value of $33,000.

MH&SC GOODWILL

The fair value estimate is less than the carrying value of the subsidiary, which indicates goodwill impairment. According to SFAS 142, in this situation goodwill must be impaired such that the sum of the fair values of identifiable assets and goodwill is equal to the estimated fair value of the reporting unit. As shown on Exhibit V-3, our estimate of the fair value of the reporting unit implies a goodwill balance of approximately $31,000, which corresponds to a total goodwill impairment charge (relative to the original carrying value of $199,888) of approximately $169,000.

Fair Value of MHSSC Assets:	
Working Capital	($35,935)
Net Fixed Assets	2,317
Fair Value of Identifiable Assets	($33,618)
Fair Value of MHSSC	($2,935)
- Fair Value of Identifiable Assets	33,618
Estimated FV of Goodwill	$30,683
ESTIMATED FV OF GOODWILL	**$31,000**
Implied Impairment Charge	*$169,000*

MERCER CAPITAL

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10/25/2007 3:13 PM

EXHIBIT 1
MY HEALTH AND SAFETY SUPPLY COMPANY
HISTORICAL BALANCE SHEETS

	MH&SC Inc.	For the Fiscal Years Ended December 31			Growth Rates	
Assets	2006	2006	2005	2004	2004-06	2005-06
Cash & Equivalents	2,926	2,536	6,185	1,974	13.3%	-59.0%
Accounts Receivable-Trade	3,178	1,245	863	0	nm	44.3%
Total Current Assets	6,104	3,781	7,048	1,974	38.4%	-46.4%
Property and Equipment	3,090	3,090	3,090	0	nm	0.0%
Accumulated Depreciation	773	155	155	0	nm	0.0%
Net Fixed Assets	2,317	2,935	2,935	0	nm	0.0%
Goodwill & Intangibles	129,888	0	0	0	nm	nm
Other Assets	0	1,000	0	0	nm	nm
TOTAL ASSETS	$138,309	$7,716	$9,983	$1,974	97.7%	-22.7%
Liabilities						
Notes Payable	75,000	13,600	79,603	44,713	-44.8%	-82.9%
Accounts Payable	37,039	26,211	13,095	8,323	77.5%	100.2%
Accrued Expenses & Other	5,000	57	0	0	nm	nm
Total Current Liabilities	117,039	39,868	92,698	53,036	-13.3%	-57.0%
Long-Term Debt	0	0	0	0	nm	nm
Total Liabilities	117,039	39,868	92,698	53,036	-13.3%	-57.0%
Shareholders' Equity						
Members Equity	21,270	(32,152)	(82,715)	(51,062)	nm	nm
Total Equity	21,270	(32,152)	(82,715)	(51,062)	nm	nm
TOTAL LIABILITIES & EQUITY	$138,309	$7,716	$9,983	$1,974	97.7%	-22.7%
Memo						
Working Capital	(110,935)	(36,087)	(85,650)	(51,062)	nm	nm

SOURCE: MH&SC Inc - Audited Financial Statements
My Health and Safety Supply Company - Internal Financial Statements (2006), Audited Financial Statements (2004 - 2005)
Certain items may have been combined by Mercer Capital for analytical purposes

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EXHIBIT 2
MY HEALTH AND SAFETY SUPPLY COMPANY
HISTORICAL PERCENTAGE BALANCE SHEETS

Assets	MH&SC Inc. 2006	For the Fiscal Years Ended December 31 2006	2005	2004	NAICS # 454111
Cash & Equivalents	2.1%	32.9%	62.0%	100.0%	0.0%
Accounts Receivable-Trade	2.3%	16.1%	8.6%	0.0%	0.0%
Total Current Assets	4.4%	49.0%	70.6%	100.0%	0.0%
Property and Equipment	2.2%	40.0%	31.0%	0.0%	na
Accumulated Depreciation	0.6%	2.0%	1.6%	0.0%	na
Net Fixed Assets	1.7%	38.0%	29.4%	0.0%	0.0%
Goodwill & Intangibles	93.9%	0.0%	0.0%	0.0%	0.0%
Other Assets	0.0%	13.0%	0.0%	0.0%	0.0%
TOTAL ASSETS	100.0%	100.0%	100.0%	100.0%	0.0%
Liabilities					
Notes Payable	54.2%	176.3%	797.4%	2265.1%	0.0%
Accounts Payable	26.8%	339.7%	131.2%	421.6%	0.0%
Accrued Expenses & Other	3.6%	0.7%	0.0%	0.0%	0.0%
Total Current Liabilities	84.6%	516.7%	928.6%	2686.7%	0.0%
Long-Term Debt	0.0%	0.0%	0.0%	0.0%	0.0%
Total Liabilities	84.6%	516.7%	928.6%	2686.7%	0.0%
Shareholders' Equity					
Members Equity	15.4%	-416.7%	-828.6%	-2586.7%	na
Total Equity	15.4%	-416.7%	-828.6%	-2586.7%	0.0%
TOTAL LIABILITIES & EQUITY	100.0%	100.0%	100.0%	100.0%	0.0%
Memo					
Long-Term Debt / Equity	0.0%	0.0%	0.0%	0.0%	nm
Total Liabilities / Equity	550.3%	-124.0%	-112.1%	-103.9%	nm

SOURCE: MH&SC Inc - Audited Financial Statements
My Health and Safety Supply Company - Internal Financial Statements (2006), Audited Financial Statements (2004 - 2005)
Certain items may have been combined by Mercer Capital for analytical purposes

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EXHIBIT 2a
MY HEALTH AND SAFETY SUPPLY COMPANY
YEAR-TO-YEAR GROWTH IN BALANCE SHEET COMPONENTS

Assets	2005-06	2004-05	Simple Avg. 2004-06
Cash & Equivalents	-59.0%	213.3%	77.2%
Accounts Receivable-Trade	44.3%	nm	44.3%
Total Current Assets	-46.4%	257.0%	105.3%
Property and Equipment	0.0%	nm	0.0%
Accumulated Depreciation	0.0%	nm	0.0%
Net Fixed Assets	0.0%	nm	0.0%
Goodwill & Intangibles	nm	nm	nm
Other Assets	nm	nm	nm
TOTAL ASSETS	-22.7%	405.7%	191.5%
Liabilities			
Notes Payable	-82.9%	78.0%	-2.4%
Accounts Payable	100.2%	57.3%	78.7%
Accrued Expenses & Other	nm	nm	nm
Total Current Liabilities	-57.0%	74.8%	8.9%
Long-Term Debt	nm	nm	nm
Total Liabilities	-57.0%	74.8%	8.9%
Shareholders' Equity			
Members Equity	nm	nm	nm
Total Equity	nm	nm	nm
TOTAL LIABILITIES & EQUITY	-22.7%	405.7%	191.5%
Memo			
Working Capital	nm	nm	nm

SOURCE: MH&SC Inc - Audited Financial Statements
My Health and Safety Supply Company - Internal Financial Statements (2006), Audited Financial Statements (2004 - 2005)
Certain items may have been combined by Mercer Capital for analytical purposes

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EXHIBIT 3
MY HEALTH AND SAFETY SUPPLY COMPANY
HISTORICAL INCOME STATEMENTS

Income Statements	For the Fiscal Years Ended December 31 2006	2005	2004	Annualized Growth Rates 2004-06	2005-06
Net Sales (1)	354,948	245,552	138,176	60.3%	44.6%
Cost of Sales (2)	239,423	168,275	90,963	62.2%	42.3%
Gross Profit	115,525	77,277	47,213	56.4%	49.5%
Operating Expenses (3)	181,946	168,930	144,691	12.1%	7.7%
Operating Income/(Loss)	(66,421)	(91,653)	(97,478)	nm	nm
Other Income/-Expense					
Interest Income	0	0	0	nm	nm
Interest Expense (-)	(41)	0	0	nm	nm
Other, Net	0	0	0	nm	nm
Total Other Income/-Expense	(41)	0	0	nm	nm
Pre-Tax Income/(Loss)	(66,462)	(91,653)	(97,478)	nm	nm
Income Tax Expense/-Benefit				nm	nm
Net Income/(Loss) Continuing Oper	(66,462)	(91,653)	(97,478)	nm	nm
Extraordinary Inc/-Exp	0	0	0	nm	nm
NET INCOME / (LOSS)	($66,462)	($91,653)	($97,478)	nm	nm

Memo	2006	2005	2004	2004-06	2005-06
EBIT (pre tax+int exp-int inc)	(66,421)	(91,653)	(97,478)	nm	nm
Depreciation & Amortization	155	155	0	nm	0.0%
EBITDA (pre tax+int exp-int inc+depr)	(66,266)	(91,498)	na	nm	-27.6%
Capital Expenditures	0	3,090	0	nm	-100.0%
Operating Cash Flow (EBITDA-CapEx)	(66,266)	(94,588)	na	nm	-29.9%
Cash Flow (net income cont oper + depr)	(66,307)	(91,498)	na	nm	-27.5%

SOURCE: MH&SC Inc - Audited Financial Statements
My Health and Safety Supply Company - Internal Financial Statements (2006), Audited Financial Statements (2004 - 2005)
Certain items may have been combined by Mercer Capital for analytical purposes
Numbers in parentheses refer to supplemental notes in Exhibit 3a

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EXHIBIT 3a
MY HEALTH AND SAFETY SUPPLY COMPANY
SUPPLEMENTAL NOTES TO INCOME STATEMENTS

	For the Fiscal Years Ended December 31		
Notes to Income Statements	2006	2005	2004
(1) Net Sales include:			
a) Better Sleep Products	10,961	87,406	54,054
b) Mastectomy Products	8,183	14,654	12,812
c) Discounts	(33,168)	(25,104)	(14,751)
d) Mobility Products	2,987	161	7,575
e) Stay Dry Products	246,665	90,134	21,042
f) Support Hose	119,362	98,301	57,225
g) Home Safety	(42)	0	218
Total	354,948	245,552	138,176
(2) Cost of Sales includes:			
a) Breast Forms and Supplies	4,254	8,191	6,210
b) Hosiery Products	67,922	55,603	31,127
c) Incontinent Supplies	159,884	58,402	13,152
d) Miscellaneous Product	20	39	36
e) Mobility Product	1,137	0	4,310
f) Sleep Site Products	6,205	46,040	35,848
g) Home Safety	0	0	279
Total	239,423	168,275	90,963
(3) Operating Expenses include:			
a) Advertising	82,138	66,965	53,930
b) Professional Fees	21,770	30,650	18,712
c) Commissions and Consulting Fees	53,760	56,000	51,520
d) General and Admin	24,278	15,160	20,529
e) Depreciation	0	155	0
Total	181,946	168,930	144,691

SOURCE: MH&SC Inc - Audited Financial Statements
My Health and Safety Supply Company - Internal Financial Statements (2006), Audited Financial Statements (2004 - 2005)
Certain items may have been combined by Mercer Capital for analytical purposes
Numbers in parentheses are notes to Exhibits 3 and 4

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EXHIBIT 4
MY HEALTH AND SAFETY SUPPLY COMPANY
HISTORICAL PERCENTAGE INCOME STATEMENTS

Income Statements	For the Fiscal Years Ended December 31 2006	2005	2004	NAICS # 454111
Net Sales (1)	100.0%	100.0%	100.0%	100.0%
Cost of Sales (2)	67.5%	68.5%	65.8%	60.2%
Gross Profit	32.5%	31.5%	34.2%	39.8%
Operating Expenses (3)	51.3%	68.8%	104.7%	38.3%
Operating Income/(Loss)	-18.7%	-37.3%	-70.5%	1.5%
Other Income/-Expense				
Interest Income	0.0%	0.0%	0.0%	na
Interest Expense (-)	0.0%	0.0%	0.0%	na
Other, Net	0.0%	0.0%	0.0%	na
Total Other Income/-Expense	0.0%	0.0%	0.0%	1.5%
Pre-Tax Income/(Loss)	-18.7%	-37.3%	-70.5%	0.1%
Income Tax Expense/-Benefit	0.0%	0.0%	0.0%	na
Net Income/(Loss) Continuing Oper	-18.7%	-37.3%	-70.5%	na
Extraordinary Inc/-Exp	0.0%	0.0%	0.0%	na
NET INCOME / (LOSS)	-18.7%	-37.3%	-70.5%	na

Memo (as percentage of revenues)	2006	2005	2004
EBIT (pre tax+int exp-int inc)	-18.7%	-37.3%	-70.5%
Depreciation & Amortization	0.0%	0.1%	0.0%
EBITDA (pre tax+int exp-int inc+depr)	-18.7%	-37.3%	nm
Capital Expenditures	0.0%	1.3%	0.0%
Operating Cash Flow (EBITDA-CapEx)	-18.7%	-38.5%	nm
Cash Flow (net income cont oper + depr)	-18.7%	-37.3%	nm

Other Income Statement Ratios	2006	2005	2004
Times Int. Earned - EBIT / Int. Exp.	na	na	na
- EBITDA / Int. Exp.	(1,616.24)	na	na
Return on Equity - Net Inc / Avg. Equity	115.7%	110.8%	190.9%
- Pre-Tax / Avg. Equity	115.7%	110.8%	190.9%
Return on Assets - Net Inc / Assets	-861.4%	-918.1%	-4938.1%
- EBIT / Assets	-860.8%	-918.1%	-4938.1%

SOURCE: MH&SC Inc - Audited Financial Statements
My Health and Safety Supply Company - Internal Financial Statements (2006), Audited Financial Statements (2004 - 2005)
Certain items may have been combined by Mercer Capital for analytical purposes
Numbers in parentheses refer to supplemental notes in Exhibit 3a
NAICS #454111 from RMA's 2006-2007 Annual Statement Studies represents 21 internet retailers with sales greater than $25 mil

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EXHIBIT 4a
MY HEALTH AND SAFETY SUPPLY COMPANY
SUPPLEMENTAL NOTES TO PERCENTAGE INCOME STATEMENTS

	For the Fiscal Years Ended December 31		
Notes to Income Statements	2006	2005	2004
(1) Net Sales include:			
a) Better Sleep Products	3.1%	27.5%	39.1%
b) Mastectomy Products	2.3%	6.0%	9.3%
c) Discounts	-9.3%	-10.2%	-10.7%
d) Mobility Products	0.8%	0.1%	5.5%
e) Stay Dry Products	69.5%	36.7%	15.2%
f) Support Hose	33.6%	40.0%	41.4%
g) Home Safety	0.0%	0.0%	0.2%
Total	100.0%	100.0%	100.0%
(2) Cost of Sales includes:			
a) Breast Forms and Supplies	1.2%	3.3%	4.5%
b) Hosiery Products	19.1%	22.6%	22.5%
c) Incontinent Supplies	45.0%	23.8%	9.5%
d) Miscellaneous Product	0.0%	0.0%	0.0%
e) Mobility Product	0.3%	0.0%	3.1%
f) Sleep Site Products	1.7%	18.7%	25.9%
g) Home Safety	0.0%	0.0%	0.2%
Total	67.5%	68.5%	65.8%
(3) Operating Expenses include:			
a) Advertising	23.1%	27.3%	39.0%
b) Professional Fees	6.1%	12.5%	13.5%
c) Commissions and Consulting Fees	15.1%	22.8%	37.3%
d) General and Admin	6.8%	6.2%	14.9%
e) Depreciation	0.0%	0.1%	0.0%
Total	51.3%	68.8%	104.7%

SOURCE: MH&SC Inc - Audited Financial Statements
My Health and Safety Supply Company - Internal Financial Statements (2006), Audited Financial Statements (2004 - 2005)
Certain items may have been combined by Mercer Capital for analytical purposes
Numbers in parentheses are notes to Exhibits 3 and 4

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EXHIBIT 4b
MY HEALTH AND SAFETY SUPPLY COMPANY
YEAR-TO-YEAR GROWTH IN INCOME STATEMENT COMPONENTS

Income Statements	2005-06	2004-05	Simple Avg. 2004-06
Net Sales (1)	44.6%	77.7%	61.1%
Cost of Sales (2)	42.3%	85.0%	63.6%
Gross Profit	49.5%	63.7%	56.6%
Operating Expenses (3)	7.7%	16.8%	12.2%
Operating Income/(Loss)	nm	nm	nm
Other Income/-Expense			
Interest Income	nm	nm	nm
Interest Expense (-)	nm	nm	nm
Other, Net	nm	nm	nm
Total Other Income/-Expense	nm	nm	nm
Pre-Tax Income/(Loss)	nm	nm	nm
Income Tax Expense/-Benefit	nm	nm	nm
Net Income/(Loss) Continuing Oper	nm	nm	nm
Extraordinary Inc/-Exp	nm	nm	nm
NET INCOME / (LOSS)	nm	nm	nm

Memo			
EBIT (pre tax+int exp-int inc)	nm	nm	nm
Depreciation & Amortization	0.0%	nm	0.0%
EBITDA (pre tax+int exp-int inc+depr)	nm	nm	nm
Capital Expenditures	-100.0%	nm	-100.0%
Operating Cash Flow (EBITDA-CapEx)	nm	nm	nm
Cash Flow (net income cont oper + depr)	nm	nm	nm

SOURCE: MH&SC Inc - Audited Financial Statements
My Health and Safety Supply Company - Internal Financial Statements (2006), Audited Financial Statements (2004 - 2005)
Certain items may have been combined by Mercer Capital for analytical purposes

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EXHIBIT 5
MY HEALTH AND SAFETY SUPPLY COMPANY
RECONCILIATION OF SHAREHOLDERS' EQUITY

	For the Fiscal Years Ended December 31		
Shareholders' Equity	2006	2005	2004
Beginning Shareholders' Equity	na	(51,062)	1,416
Net Inc/-Loss Continuing Oper	na	(91,653)	(97,478)
Extraordinary Income/-Expense	na	0	0
Capital Contributions	na	60,000	45,000
Other Restatements, Net	na	0	0
ENDING SHAREHOLDERS' EQUITY	na	($82,715)	($51,062)

SOURCE: MH&SC Inc - Audited Financial Statements
My Health and Safety Supply Company - Internal Financial Statements (2006), Audited Financial Statements (2004 - 2005)
Certain items may have been combined by Mercer Capital for analytical purposes

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EXHIBIT 6
MY HEALTH AND SAFETY SUPPLY COMPANY
HISTORICAL CASH FLOW STATEMENTS

	For the Fiscal Years Ended December 31			Cumulative
Operating Activities	2006	2005	2004	2004-06
Net Income/(Loss)	na	(91,653)	(97,478)	(189,131)
+ Depreciation & Amortization	na	155	0	155
-Gain/+Loss on Sale of Assets	na	0	0	0
-Inc/+Dec Working Capital	na	38,799	48,718	87,517
-Inc/+Dec Other Assets & Liabs	na	0	0	0
Cash Flow-Operating Activity	na	(52,699)	(48,760)	(101,459)
Investing Activities				
- Capital Expenditures	na	(3,090)	0	(3,090)
+ Proceeds from Sale of Fixed Assets	na	0	0	0
+/- Other Assets	na	0	0	0
Cash Flow-Investing Activity	na	(3,090)	0	(3,090)
Financing Activities				
- Debt Payments	na	0	0	0
+ Debt Proceeds	na	0	0	0
+ Capital Contributions	na	60,000	45,000	105,000
- Dividends Paid	na	0	0	0
Cash Flow-Financing Activity	na	60,000	45,000	105,000
NET CASH FLOW	na	4,211	(3,760)	
Beginning Cash	na	1,974	5,734	
ENDING CASH	na	$6,185	$1,974	

SOURCE: MH&SC Inc - Audited Financial Statements
My Health and Safety Supply Company - Internal Financial Statements (2006), Audited Financial Statements (2004 - 2005)
Certain items may have been combined by Mercer Capital for analytical purposes

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EXHIBIT V-1
MY HEALTH AND SAFETY SUPPLY COMPANY
VALUATION ANALYSIS AS OF DECEMBER 31, 2006

TRANSACTIONS METHOD			***Source/Comments***
Transaction Price Per Share		$0.00	
x Total Shares Outstanding		6,265,000	
= Implied Value		$0	
VALUATION INDICATION: TRANSACTIONS VALUE		**None**	Rounded to: $1,000

NET ASSET VALUE METHOD			
Reported Book Value @	12/31/2006	$21,270	*See Exhibit 1*
Adjustments:			
1) Eliminate Goodwill		(129,888)	*See Exhibit 1*
2) Market Value of Domain Names		0	
Adjusted Book Value		($108,618)	
VALUATION INDICATION: NET ASSET VALUE		**($109,000)**	Rounded to: $1,000

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EXHIBIT V-2
MY HEALTH AND SAFETY SUPPLY COMPANY
VALUATION ANALYSIS AS OF DECEMBER 31, 2006

INCOME APPROACH

Estimate of 12/31/2008 Fair Value		
Projected 2008 Sales	$625,000	
x Assumed Operating Margin	1.5%	
= Implied Operating Income	9,375	
x EBIT multiple	5.0	
Estimated 2008 Value	$46,875	
Present Value		
Discount Rate	20%	
Discounting Periods	2.0	
PV Factor	0.6944	
x Estimated 2008 Value	$47,000	Rounded to: $1,000
Present Value of Subsidiary	32,639	
VALUATION INDICATION: DIRECT CAPITALIZATION OF EARNINGS	**$33,000**	Rounded to: $1,000

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EXHIBIT V-3
MY HEALTH AND SAFETY SUPPLY COMPANY
VALUATION ANALYSIS AS OF DECEMBER 31, 2006

CORRELATED INDICATION OF VALUE

Valuation Indications by Method	Valuation Indications	Weight	Product
Transactions Method	None	0.0%	None
Net Asset Value Method	($109,000)	0.0%	$0
Direct Earnings Capitalization Method (using ACAPM)	$33,000	100.0%	$33,000
Other	None	0.0%	None
CORRELATED INDICATION OF VALUE		**100.0%**	**$33,000**

TEST FOR GOODWILL IMPAIRMENT

Correlated Indication of Value	$33,000	
- Working Capital Deficit	($35,935)	*Carrying Value*
Estimated Fair Value of MHSSC	**($2,935)**	*$96,270 <> Impaired*

ESTIMATION OF IMPAIRMENT

Fair Value of MHSSC Assets:		
Working Capital	($35,935)	
Net Fixed Assets	2,317	
Fair Value of Identifiable Assets	($33,618)	
Fair Value of MHSSC	($2,935)	
- Fair Value of Identifiable Assets	33,618	
Estimated FV of Goodwill	$30,683	
ESTIMATED FV OF GOODWILL	**$31,000**	Rounded to: $1,000
Implied Impairment Charge	*$169,000*	

Valuation 6595bk07

MERCER CAPITAL
Appendix A

QUALIFICATIONS OF APPRAISER

Mercer Capital is one of the largest business appraisal firms in the nation and serving closely held and public companies and financial institutions nationally and internationally. Our valuation services encompass many areas, including:

- Appraisals for Financial Statement Reporting
- Corporate Transactions & Reorganizations
- Gift & Estate Tax Planning
- Employee Stock Ownership Plans
- Intangible Asset Appraisals
- Litigation Support & Expert Testimony

The professionals at Mercer Capital have a broad range of experience and knowledge, as well as a commitment to ethical business practices. The following are a few of the reasons Mercer Capital has grown every year since its inception.

Experience

- Mercer Capital was founded in 1982 and has valued thousands of businesses in over 500 industry categories.
- Mercer Capital has experience in valuing both publicly traded companies and those privately owned.
- Professionals at Mercer Capital have qualified as expert witnesses in numerous federal, state, and local courts.
- Clients of Mercer Capital include closely held companies, banks, thrifts, public companies, governmental agencies, legal and accounting professionals, and individuals.

Knowledge

- Senior analysts with Mercer Capital hold one or more professional designations and most have advanced degrees in business or related subjects. Professional credentials include designations from the American Society of Appraisers (ASA, Accredited Senior Appraiser, or AM, Accredited Member), the American Institute of Certified Public Accountants (CPA and ABV), the Institute of Business Appraisers (CBA), and the CFA Institute.
- Ongoing training is important to Mercer Capital. In addition to the numerous outside training activities in which our professionals participate (seminars, conferences, etc.), Mercer Capital holds internal training sessions weekly.

MERCER CAPITAL
Appendix A

- Mercer Capital actively publishes monthly and quarterly newsletters on valuation issues as they relate to privately held and publicly held companies, financial institutions, intangible assets and Employee Stock Ownership Plans.
- Professionals at Mercer Capital actively publish books, audio tapes, and articles for external publication.

Integrity and Credibility

- Mercer Capital professionals adhere to the Business Valuation Standards of the American Society of Appraisers and the CFA Institute.
- Reports are prepared and presented in conformity with the Business Valuation Standards of the American Society of Appraisers.
- Mercer Capital provides solid documentation and review on all assignments to insure consistent quality and competent valuations.
- The work of Mercer Capital has been reviewed and accepted by numerous government agencies, including the IRS, as well as many of the premier legal and accounting firms in the country.
- Mercer Capital makes a commitment to service by providing the client with the highest quality product within the specified time period and within the agreed upon budget.
- Long-term customer assistance is a priority. Clients of Mercer Capital know they can rely on the firm today and years from now.

Page 2

www.mercercapital.com

MERCER CAPITAL

Headquarters
5860 Ridgeway Center Parkway
Suite 400
Memphis, Tennessee 38120
901.685.2120
Fax 901.685.2199

Midwest Office
511 South 5th Street, Suite 206
Louisville, Kentucky 40202
502.585.6340
Fax 502.585.6345

Travis W. Harms, CFA, CPA/ABV

harmst@mercercapital.com

Experience

Travis W. Harms joined Mercer Capital in 1999 and currently serves as a vice president. Mercer Capital is a premier business valuation and investment banking firm serving a national and international clientele.

Business valuation services are provided for a wide variety of needs, including but not limited to corporate valuation services, tax compliance, litigation support, financial statement reporting compliance, and employee stock ownership plans. Clients range from public to private, from smaller companies to large multi-nationals in a broad range of industries as well as numerous governmental agencies.

In addition, Mercer Capital provides investment banking and corporate advisory services including sell-side and buy-side merger & acquisition representation, fairness opinions, solvency opinions, business interest and securities valuation, and board presentations, among others.

Circumstances giving rise to the engagements Mr. Harms is involved with include financial reporting, corporate planning and reorganizations, employee stock ownership plans, profit sharing plans, estate and gift tax planning and compliance matters.

Mr. Harms' practice is primarily concentrated in valuation for financial reporting (compliance with SFAS 123, 141, and 142). He is experienced in the valuation of various intangible assets, employee options, restricted stock, and assets subject to specific contractual restrictions. Mr. Harms is a senior member of the Valuation for Financial Statement Reporting Team.

Mr. Harms has broad industry experience providing corporate valuation and investment banking services to hundreds of companies in an array of industries. Specific industry experience includes, but is not limited to, agriculture, financial services, manufacturing, restaurants, and technology companies.

Professional Designations

Chartered Financial Analyst (The CFA Institute)
Certified Public Accountant (American Institute of Certified Public Accountants)
Accredited in Business Valuation (American Institute of Certified Public Accountants)

Business Valuation • Investment Banking

Professional Memberships

The CFA Institute
American Institute of Certified Public Accountants
The Financial Consulting Group

Publications

Co-Author, *BUSINESS VALUATION: AN INTEGRATED THEORY, SECOND EDITION*, (John Wiley & Sons, Inc.), with Z. Christopher Mercer, ASA, CFA, 2007

Co-Author, *VALUATION FOR IMPAIRMENT TESTING: The Finance and Accounting Professional's Guide to Valuing Reporting Units for Compliance with SFAS 142*, (Peabody Publishing, LP), 2001

Published Articles

"ESOARS to Offer Market Pricing of Employee Stock Options?" with B. Patrick Lynch, *Business Valuation Update*, Vol. 13, No. 4, April 2007

"Eight Things You Should Know About Section 409a," *Value Matters*™, Vol. 2006-6, June 8, 2006

"Second Fairness Opinions," with Laura J. Hoffmeister, *Value Matters*™, Vol. 2005-12, December 28, 2005

"Proposed USPAP Revisions Highlight the Factors of the Quantitative Marketability Discount Model, *Value Matters*™, Vol. 2005-01, January 20, 2005

"Competing Marketability Discount Methodologies," with Z. Christopher Mercer, ASA, CFA, *The Value Examiner*, November/December 2004

"An In-Depth Review of the Quantitative Marketability Discount Model and Competing Marketability Methodologies," with Z. Christopher Mercer, ASA, CFA, *The Value Examiner*, September/October 2004

"Valuation Impact of the Lack of Transferability of Employee Stock Options," Working Paper, April 30, 2004

"Valuation Guidance re SFAS 150 *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*," *Money for Nothing?*, Vol. 2003, No. 04, June 19, 2003

"Purchase Price Allocation: Why Now?" *Value Added*™, Vol. 14, No. 4, 2002

"Another Nail in the Coffin of Benchmark Analysis," *Value Matters*™, Vol. 2002, No. 10, December 19, 2002

"SFAS 142 Update Carrying Amount Conundrum," *Value Added*™, Vol. 14, No. 2, 2002

Published Articles

Travis W. Harms, CFA, CPA\ABV
Biographical Sketch

Page 2

(continued)

"S Corporation Valuation in Perspective: A Response to the Article 'S Corporation Discount Rate Adjustment,' " with Z. Christopher Mercer, ASA, CFA, *AICPA ABV E-Valuation Alert*, Vol. 4, Issue 7, July 2, 2002

"Carrying Amount Conundrums," *Money for Nothing?*, Vol. 2002, No. 06, April 19, 2002

"Goodwill Hunting: An Overview of Statement of Financial Accounting Standard 142 (Goodwill and Other Intangible Assets)," with Andrew K. Gibbs, CPA, *Valuation Strategies*, March/April 2002

"Mercer Capital's Summary of SFAS 141 and SFAS 142," with Andrew K. Gibbs, CPA, *Money for Nothing?*, Vol. 2002, No. 02, February 13, 2002

"Marketability Discount Analysis at a Fork in the Road," with Z. Christopher Mercer, ASA, CFA, *Business Valuation Review*, December 2001

"Goodwill Hunting: An Overview of Financial Accounting Standard 141 (Business Combinations) and 142 (Goodwill and Other Intangible Assets) from the Financial Standards Accounting Board," with Andrew K. Gibbs, CPA, *Value Added™*, Vol. 13, No. 2, 2001

"Valuing Employee Options," with Jean E. Harris, *Value Added™*, Vol. 13, No. 1, 2001

Speaking Engagements

"The Cash Flow IQ: A Tool for Fundamental Financial Insights," *CFA Society of Houston*, Houston, Texas, September 19, 2007

"The Cash Flow IQ: A Tool for Fundamental Financial Insights," *CFA Society of Dallas*, Dallas, Texas, September 18, 2007

"The Discounted Cash Flow Method, A-to-Z," *CICBV Eastern Regional Conference*, Montreal, Quebec, September 6, 2007

"A Theoretical and Practical Review of the DCF Method," *Financial Consulting Group University*, Atlanta, Georgia, April 23, 2007

"IPO Studies v. Restricted Stock Studies v. QMDM - What's an Analyst To Do?," *Financial Consulting Group Fall Conference*, Phoenix, Arizona, September 12, 2006

"FAS 141 Issues," *CPA Associates International Conference*, Philadelphia, Pennsylvania, August 21, 2006

"The QMDM: A Shareholder-Level DCF – Understanding, Using, & Defending the QMDM," with Z. Christopher Mercer, ASA, CFA, *Mercer Capital Webinar*, June 13, 2006

Speaking Engagements

Travis W. Harms, CFA, CPA\ABV
Biographical Sketch

Page 3

(continued) "Allocating Enterprise Value to Various Classes of Equity," *Financial Consulting Group Conference*, Las Vegas, Nevada, November 13, 2005

"Mergers & Acquisitions: The Transactions After the Transaction," with Matthew R. Crow, CFA, ASA, *Appraisal for Ad Valorem Taxation*, Wichita, Kansas, August 2, 2005

"Toward a Risk-Averse Binomial Option Pricing Model," with Matthew R. Crow, CFA, ASA, *ASA Business Valuation Conference*, San Antonio, Texas, October 7, 2004

"Valuation of Derivative Instruments," Business Valuation Resources Teleseminar, September 29, 2004

Employment

Mercer Capital Management, Inc.
Vice President, 2004 to present
Senior Financial Analyst, 2002 to 2004
Financial Analyst, 1999 to 2002

Clark Refining & Marketing
Intern Analyst, 1998 to 1999

Commerce Bank
Investment Management Intern, Summer 1998

Moorman Manufacturing Company
Finance Intern, 1996 to 1998

Education

MBA, Saint Louis University

BS, Quincy University, Finance and Accounting, *summa cum laude*

Travis W. Harms, CFA, CPA\ABV
Biographical Sketch
Page 4

www.mercercapital.com

MERCER CAPITAL

Headquarters
5860 Ridgeway Center Parkway
Suite 400
Memphis, Tennessee 38120
901.685.2120
Fax 901.685.2199

Midwest Office
511 South 5th Street, Suite 206
Louisville, Kentucky 40202
502.585.6340
Fax 502.585.6345

B. Patrick Lynch

lynchp@mercercapital.com

Professional Experience

Patrick Lynch is currently a financial analyst with Mercer Capital. Mercer Capital is a premier business valuation and investment banking firm serving a national and international clientele.

Business valuation services are provided for a wide variety of needs, including but not limited to corporate valuation services, tax compliance, litigation support, financial statement reporting compliance, and employee stock ownership plans. Clients range from public to private, from smaller companies to large multi-nationals in a broad range of industries as well as numerous governmental agencies.

In addition, Mercer Capital provides investment banking and corporate advisory services including sell-side and buy-side merger & acquisition representation, fairness opinions, solvency opinions, business interest and securities valuation, and board presentations, among others.

Circumstances giving rise to the engagements Mr. Lynch is involved with include corporate planning and reorganizations, employee stock ownership plans, goodwill impairment regulatory compliance, purchase price allocations, and estate and gift tax planning and compliance matters.

Professional Designation

Successfully completed Level II of the Chartered Financial Analyst exam (The CFA Institute)

Professional Membership

The Financial Consulting Group

Published Articles

"ESOARS to Offer Market Pricing of Employee Stock Options?" with Travis W. Harms, CFA, CPA/ABV, *Business Valuation Update*, Vol. 13, No. 4, April 2007

"Fair Value and SFAS 157: The Times They Are A-Changing" *Value Added*™, Vol. 18, No. 4, Dec. 2006

"Not All Classes of Equity Were Created Equal" *Value Added*™, Vol. 18, No. 3, Oct. 2006

Business Valuation • Investment Banking

Employment	Mercer Capital Management, Inc., Memphis, Tennessee Financial Analyst, 2005 to present
Education	BA, University of the South, Sewanee, Tennessee Economics, *cum laude*

MERCER CAPITAL
Appendix B

CONTINGENT AND LIMITING CONDITIONS

Calculationss presented in this analysis apply only to the specific engagement, client, purpose, business interest, and time period described in the Introduction.

This analysis was prepared for the exclusive use of the client for the purpose, business interest, and time period described in the Introduction.

Only the client and his agent(s) are entitled to rely upon this analysis; and said reliance is limited to the purpose, business interest, and time period described in the introduction. No third party shall rely upon this analysis, except as contemplated by the purpose indicated in the Introduction.

This analysis shall remain confidential except as disclosure is required to effect the purpose and intended use indicated in the Introduction. Possession of the original or copies of this analysis does not carry with it right of publication. Copies of this analysis will be furnished to persons other than the client at the sole discretion of Mercer Capital Management, Inc. and only with the client's specific permission or direction, unless ordered by a court of competent jurisdiction.

Should this analysis be presented or questioned in any proceeding, including, but not limited to any civil, criminal, governmental, regulatory, tax, or arbitration proceeding, client shall provide written notice to Mercer Capital Management, Inc.

No officer or employee of Mercer Capital Management, Inc. is required to give testimony in court or be in attendance during any hearings or depositions with reference to this engagement. Professional fees for such services are independent of this engagement and are subject to arrangements made satisfactory to the client and Mercer Capital Management, Inc.

Mercer Capital Management, Inc., its officers, and its staff have no present business interest in the subject entity. No benefits will accrue to Mercer Capital as a result of this engagement other than the professional fees previously agreed to by the client. Fees paid to Mercer Capital for the preparation of this analysis are neither dependent nor contingent upon any transaction or upon the opinion rendered.